Exhibit 99.17

Black Mammoth Metals Strengthens its Technical Team by Appointment of Senior Geologist Thomas G. Klein

BMM: TSX-V

VANCOUVER, BC, Aug. 8, 2025 /CNW/ - Black Mammoth Metals Corporation (TSX-V: BMM / OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to report the appointment of Thomas G. Klein as Exploration Manager. Mr. Klein is a senior geologist that brings 30 years of exploration and project management experience across numerous projects located worldwide including Peru, Nevada USA, Türkiye, Armenia, West Africa and Solomon Islands (see Figure 1).

Thomas Klein evaluating potentially high-grade oxide mineralization at the Company’s Quito property near Austin, NV (August 2025). (CNW Group/Black Mammoth Metals Corp)

Mr. Klein worked for Minera Yanacocha (Peru) and Newmont starting in 1995, and recently as a consulting geologist, having particular expertise in high & low sulphidation epithermal, Cu-Au porphyry, carlin-type, orogenic and hybrid-type (overlapping) gold systems. Mr. Klein also specializes in mapping, interpreting geological models, geophysics & geochemical surveys and directing drill programs.

Thomas Klein’s geological contributions have led to multiple discoveries, including:

•

Kupfertal Cu-Au Porphyry Deposit - Leading exploration of the larger area surrounding the multi-million-ounce, high sulphidation deposit at Cerro Yanacocha and applying the Mylar mapping and compilation system led to the discovery of Kupfertal (1999).

•	Amulsar Gold Deposit - Early identification and the exploration work led to the discovery of the Amulsar gold deposit in Armenia (2008).
•	Hasandag Gold Deposit - Early identification and exploration work in the High Pontides also led to the discovery of Hasandag Gold Deposit in north-eastern Türkiye (2009).
•

TORO Gold Deposit - Conducted a 14,000m reverse circulation drilling program discovering the TORO Gold Deposit, an orogenic-type, +2 million-ounce, low-grade gold occurrence in the Siguiri Basin in Northeastern Guinea (2011).

Mr. Klein holds a Diploma of Mineralogy in Ore Deposits (equivalent to a Master’s Degree) from Ruprecht-Karls University in Heidelberg, Germany. Mr. Klein also has numerous professional trainings and professional affiliations including the Geological Society of Nevada.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation: Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:15e 08-AUG-25